Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION

(FORMERLY FIRST COBALT CORP.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis of Electra Battery Materials Corporation (“Electra” or the “Company”) (“MD&A”) was prepared on August 17, 2023 and provides analysis of the Company’s financial results for the three and six months ended June 30, 2023 and 2022. The Company prepares its condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following information should be read in conjunction with the accompanying condensed interim consolidated financial statements for the three and six months ended June 30, 2023 and 2022 with accompanying notes which have been prepared following IAS 34, Interim Financial Reporting (“IAS 34”). All dollar figures are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedar.com and the Company’s website www.electrabmc.com.

Company Overview

Electra was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision. The Corporation is in the business of battery materials refining and the acquisition and exploration of cobalt-copper resource properties. The Corporation is focused on building a diversified portfolio of assets that are highly leveraged to the battery materials market with assets located in North America, with the intent of providing a North American supply of battery materials. The Common Shares are listed on the TSXV and Nasdaq and trade under the symbol “ELBM” in each case. The Corporation has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	the Iron Creek Project in Idaho, the Corporation’s flagship mineral project (the “Iron Creek Project”).

Electra is a public company listed on the TSX Venture Exchange (TSX-V) and trades under the symbol ELBM. On April 27, 2022, the Company began trading on the NASDAQ under the symbol ELBM. The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Q2 2023 Highlights and Recent Events

Battery Recycling

Electra launched a black mass trial late in 2022 at its Ontario refinery complex to recover high-value elements found in shredded lithium-ion batteries. Using its proprietary hydrometallurgical process, Electra successfully completed the first plant-scale recycling of black mass material in North America and confirmed the recovery of a number of critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for North America’s EV battery supply chain, surpassing initial expectations.

To date, Electra has produced quality nickel-cobalt mixed hydroxide, graphite, and lithium carbonate products in its black mass recycling trial.

On July 17, 2023, the Corporation announced the first customer shipment of the nickel-cobalt mixed hydroxide precipitate product (“MHP”) produced at its refinery complex north from recycled battery material.

In Q2 2023, Electra completed a desktop scoping study to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex capable of processing 2,500 tonnes of black mass material per annum.

Highlights from Electra’s desktop scoping study include:

•	Internal estimate of capital spend is approximately $8.1 million.

•	The internal rate of return is estimated at 127%.
•	The payback period is estimated at between 1 and 2 years.

Electra’s desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital.

As at August 17, 2023, Electra’s black mass recycling capabilities remain at the evaluation stage and the decision to commercialize these capabilities remains subject to financing, additional feasibility and engineering work to incorporate process modifications arising from the demonstration plant, vendor selection process, and the successful evaluation of samples by customers. Subject to these conditions, expansion to 2,500 tonnes per annum could occur in 2024 pending the securing of financing for the project and installation of additional vessels and equipment within the existing footprint of the refinery complex being utilized for the black mass trial.

Based on the results of its black mass trial to date and favorable economics of its scoping study, the Company anticipates accelerating development of continuous black mass recycling operations.

The Company anticipates completing its black mass trial and making refinements to its desktop project economics for launching continuous black mass recycling operations in Q3 and Q4, 2023. The Company’s ability to run a plant scale test has put Electra ahead of the curve in processing black mass using hydrometallurgy.

Joint Venture with Three Fires Group to Recycle Lithium-ion battery waste in Ontario

On May 2, 2023 the Company announced the signing of a memorandum of understanding (MOU) with the Three Fires Group, a First Nations group focused on generating wealth and prosperity for its members from economic and infrastructure opportunities.

Under the planned joint venture, Electra and the Three Fires Group will collaborate to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. The waste will be processed at a facility to be located in southern Ontario to produce black mass material that will be further refined using Electra’s proprietary hydrometallurgical process at its refinery complex north of Toronto to recover high value elements, including lithium, nickel, copper, manganese, and graphite.

As part of the MOU, Electra and the Three Fires Group have agreed to work together to secure a net-zero industrial facility that can be used to shred and separate lithium-ion batteries and produce black mass material. The joint-venture partners have also agreed to collaborate on the development of economic studies of sourcing of engineering, procurement, construction, and management requirements necessary to launch the battery waste recycling facility.

Updated Cobalt Refinery Project Economics

On May 11, 2023, the Company announced capital spend estimates for its refinery complex currently under construction near Temiskaming Shores, Ontario, Canada.

Pending completion, Electra’s refinery complex is expected to be the first in North America to integrate the production of critical minerals, including cobalt sulfate and nickel sulfate, needed for the electric vehicle battery supply chain and the processing of black mass material designed to recover high value elements found in recycled lithium-ion batteries, including lithium, nickel, cobalt, manganese, graphite, and copper.

The increase in capital spend estimates were driven by the impacts of inflation, supply chain disruptions, and the receipt of damaged equipment at the refinery complex.

On February 14, 2023 Electra announced that due to the receipt of damaged equipment critical to the completion of the refinery project, ongoing supply chain disruptions causing delays in the delivery of equipment, including components to process control systems, and inflationary pressure on capital costs, the Company withdrew its previous guidance relating to the refinery project’s estimated capital spend and construction timelines. Subsequent inspection of the damaged equipment has determined that the falling film evaporator vessel is suitable for installation. The damaged equipment has since been repaired on site.

Also on February 14, 2023 Electra announced the launch of a re-baseline engineering report to identify the refinery’s updated project scope, scheduling, and capital expenditures. This updated re-baseline engineering work, which has been undertaken by the refinery project’s engineering, procurement, and construction management (EPCM) contractor, has now been completed and has been reviewed by an independent, third-party estimator.

The re-baseline engineering report determined that the total capital cost is now estimated at $155 to $167 million, of which approximately $81.7 million has been capitalized as of June 30, 2023. The increase in capital costs has been driven by supply chain disruptions, and inflationary price pressures over the past 18 months that negatively impacted all aspects of the refinery project, including contractor labour rate, costs for concrete, steel, piping, and freight. The Company had disclosed previously that estimated capital costs for completing its refinery project would be between $100 and $105 million.

The Company has completed a $21.5 million private placement on August 11, 2023 (net proceed of approximately $20.1 million) but will continue to require additional capital to complete construction and final commissioning of the cobalt refinery. Discussions are underway with various commercial partners, government agencies and other parties to address the funding shortfall. Until such time as additional funding is secured, operational costs related to the development of the refinery are expected to be less during the next 12 months than in previous comparable periods. The timeline for completing the refinery project will be contingent on securing the needed capital. As a result, the Company has elected to reduce its Owners’ Team to 12 individuals from 31 to preserve liquidity.

Strategic Business Review Process

The Company initiated a process in the first quarter of 2023 to evaluate potential strategic alternatives to maximize shareholder value, and close funding gap to complete the construction and commissioning of cobalt refinery project. BMO Capital Markets was retained to assist with the process. Electra’s Board of Directors evaluated a range of alternatives identified by the process including but not limited to a potential equity investment from a strategic partner and merger opportunities with other entities. As at August 17, 2023 none of these strategic options have been approved or ratified by the Company’s Board of Directors. The Company continues to explore these strategic alternatives, and there is no assurance that this process will culminate in any transaction or alternative.

Commercial Agreement with LG Energy Solution

On July 24, 2023, the Company announced that its contract to supply battery grade cobalt to LG Energy Solution (LGES) was extended and expanded beyond the terms initially announced in September 2022. Electra will now supply LG Energy Solution with 19,000 tonnes of battery grade cobalt over a five-year period beginning in 2025. In the initial agreement, Electra agreed to supply LGES with 7,000 tonnes of battery grade cobalt from 2023 to 2025.

Private Placement

On August 11, 2023, The Company announced the close of a brokered private placement and concurrent non-brokered private placement for gross proceeds of $21.5 million (net proceeds of approximately $20.1 million), which includes the exercise of the full over-allotment option granted to the syndicate of Agents. The Company intends to use the net proceeds to advance its black mass recycling strategy, its cobalt refinery, for working capital to retire existing payables and general corporate purposes.

Detailed Outlook and Overview of Current Programs

The Company’s vision is to provide sustainable battery materials to the EV industry in North America. The Company owns two main assets – the Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also has a royalty over several silver and cobalt properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to create an integrated battery materials park in Ontario, Canada. The first phase of this plan involves recommissioning and expanding the Refinery to become the only refiner of battery-grade cobalt sulfate in North America. Electra’s primary focus is advancing the construction and commissioning of the Refinery. The second phase of the Company’s strategic plan revolves around recycled battery materials (known as black mass) as additional feedstock for the Refinery, with commercial, metallurgical, and engineering activities on the potential incorporation of black mass into the Refinery being conducted in parallel with the cobalt refinery project. The Company commissioned the black mass demonstration plant in 2022 and recovered a number of critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for North America’s EV battery supply chain, surpassing initial expectations. The Company finalized the black mass desktop study and decided to integrate black mass recycling to its sustainable battery materials strategy. The Company has also increased exploration activity in Idaho, purchased new adjacent claims and released an updated 43-101 report for Iron Creek.

The Company’s mission is to be one of the most sustainable producers of battery materials and continues to build upon its solid Environmental and Social Governance (“ESG”) foundation. Cobalt is a key element in fueling the lithium-ion batteries used in electric vehicles and for electric battery storage, both of which are essential technologies in the reduction of global carbon emissions.

The Company strives to be a leader amongst its peer group in ESG. The Company will provide a clean and ethical supply of cobalt for the EV market from large, commercial mining operations that provide ethically sourced cobalt and the highest quality cobalt hydroxide globally. As a member of the Cobalt Institute, the Company will follow the Cobalt Industry Responsible Assessment Framework (CIRAF), an industry-wide risk management tool that helps cobalt supply chain players identify production and sourcing related risks. Electra also committed to the Responsible Minerals Initiative, which will include a third-party audit of the systems in place to responsibly source minerals in line with current global standards.

The Refinery is projected to have a lower quartile carbon intensity cobalt by virtue of hydro powered mining operations supplying its hydrometallurgical refining operation. In October 2020, results were released from an independent Life Cycle Assessment (“LCA”) which affirmed the low carbon footprint of the Refinery. The report concluded that the environmental impacts associated with refining cobalt at the Refinery will be materially lower than the published impacts of a leading Chinese refiner.

The Company takes a proactive, risk-based approach to environmental management and human rights with robust measures intended to minimize the environmental impact of operations and prevent the use of child labor at any level in the supply chain. Electra believes that these and other ESG practices will help it establish a premium brand of cobalt sulfate for the electric vehicle market. The Company’s first sustainability report was published on February 24, 2023.

The Cobalt Refinery Complex

The Company is working towards restarting its wholly owned Refinery in Ontario, Canada as the first phase in a multi-phase strategy to create an integrated battery materials park in North America. In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level. In November 2021, the Company announced it would invest in additional capacity for its crystallizer circuit, which will result in installed capacity of 6,500 tonnes of annual cobalt production.

Regarding the cobalt refinery project, Electra continues to make progress on the construction, procurement, and commissioning. Through June 30, 2023, Electra’s progress can be measured by several key developments, including:

•	Completed recommissioning of the analytical lab, feed material handling system (including ball mill and mixing station), leach circuit, filter presses and reagent handling systems.
•	Completed the erection of the solvent extraction building.

•	Completed construction of the cobalt sulfate loadout facility.

While constructing its crystallization circuit, the final stage in the cobalt sulfate refining process, the Corporation took delivery of a falling film evaporator vessel that was damaged in transit. Custom-built for the Corporation, the vessel is used to vaporize water from the cobalt solution before it can be crystallized into cobalt sulfate. The evaporator vessel is valued at approximately $881, and measures approximately 60 feet in length and five feet in diameter. Subsequent inspection of the damaged equipment has determined that the falling film evaporator vessel is suitable for installation. The damaged equipment has since been repaired on site. The Corporation uses microchips throughout its refinery complex as part of the process control system to regulate equipment and integrate various circuits and systems together. Global supply shortages of microchips have resulted in delays to delivery of several process control system components. Although the Corporation advanced the construction of its refinery project, it was unable to progress fully on some work projects pending delivery of the process control components. As a result of the impact of critical equipment being damaged enroute to the Corporation’s complex north of Toronto and ongoing supply chain disruptions, the Corporation on February 14, 2023 withdrew its guidance issued on August 11, 2022, and November 9, 2022, for its fourth quarter ending December 31, 2022 along with any forward-looking statements previously made on the timing of the commissioning, capital spend and production of its cobalt sulfate refinery.

In conjunction with this, on February 14, 2023, the Corporation announced a review of the refinery project scope, scheduling, and capital expenditures and completed the re-baseline engineering report in second quarter of 2023.

The re-baseline engineering report has determined that the total capital costs are now estimated at $155 to $167 million, of which approximately $81.7 million has been capitalized as of June 30, 2023. The increase in capital costs has been driven by supply chain disruptions, and inflationary price pressures over the past 18 months that negatively impacted all aspects of the refinery project, including contractor labour rate, costs for concrete, steel, piping, and freight. The Company had disclosed previously that estimated capital costs for completing its refinery project would be between $100 and $105 million. As noted above, the Company has completed a $21.5 million private placement on August 11, 2023 (for a net proceed of approximately $20.1 million), but additional financing will be required to complete the refinery.

Management reevaluated the project feasibility with re-baselined costs and remains steadfast in its conviction to pursue the project, given its strategic importance and potential long-term benefit.

Black Mass Recycling

Black mass is the industry term used to describe the material remaining once expired lithium-ion batteries are shredded and all casings removed.  Black mass contains high-value elements, including lithium, nickel, cobalt, manganese, copper, and graphite, that once recovered, can be recycled to produce new lithium-ion batteries.

Established North American battery recyclers have focused on collecting and shredding of batteries with the resulting black mass material primarily treated by a pyrometallurgical smelting process that has a higher carbon footprint and lower metal recoveries than hydrometallurgical processes.

Recycling black mass will increasingly become a key feature of the EV battery supply chain given the strong demand for critical minerals and the looming supply deficit of metals such as nickel and cobalt. According to data from McKinsey & Company, available battery material for recycling is expected to grow by 20% per year through 2040.

Black Mass recycling is the centrepiece of the Company’s second phase of the Battery Materials Park strategy. In the first quarter of 2023 the Company invested $896 in the black mass recycling demonstration plant. The operations and activities were completed using existing and new equipment as well as external experts and the Company’s employees.

In February 2023 the Company completed the first plant-scale recycling of black mass material in North America and recovered critical metals, including nickel, cobalt, and manganese, needed for the electric vehicle (EV) battery supply chain using its proprietary hydrometallurgical process. On March 13, 2023, the Company announced that it progressed the demonstration plant to recover lithium, a critical mineral needed for the electric vehicle (EV) battery supply chain, in its black mass recycling trial. Also, in March 2023 the Company produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above the quoted market specification and more recently began recycling lithium carbonate product. The black mass recycling trial is also recovering copper, graphite, and manganese.

Recoveries within the MHP circuit are achieving equivalent to and at times above bench scale results. Electra attributes its success to the refinery team continuously optimizing circuit performance as more black mass is processed. Electra delivered its first nickel-cobalt mixed hydroxide precipitate product (“MHP”) on July 17,2023.

On April 30, 2023, Electra completed a prefeasibility desktop study. Based on the findings of this study, the Black Mass Project is deemed to be a viable and promising investment opportunity for Electra Battery Materials to pursue. Further analysis and engineering work will be required to fully evaluate the project's feasibility and mitigate the risks and challenges associated with execution and future expansion.

Pending completion of the black mass trial and updated project economics expected in Q3 2023, success could pave the way towards commercialization. Using the existing Refinery footprint, infrastructure and plant equipment, the Company could expand throughput to 2,500 tonnes per year of black mass under a continuous operation scenario. Highlights from Electra’s desktop scoping study include:

•	Internal estimate of capital spend is approximately $8 million.
•	The internal rate of return is estimated at 127%.
•	The payback period is estimated at between 1 and 2 years.

Electra’s desktop scoping study was based on a number of assumptions, including annual processing of 2,500 tonnes of black mass, metal prices using analysts’ long-term forecasts, recovery rates consistent with those achieved to date, and $12.6 million of committed capital comprised of $8.1 million for capital costs and $4.5 million in working capital. At this time, black mass recycling capabilities remain at the evaluation stage and the decision to commercialize these capabilities remains subject to financing, additional feasibility and engineering work to incorporate process modifications arising from the demonstration plant, vendor selection process, and the successful evaluation of samples by customers. Subject to these conditions, expansion to 2,500 tonnes per annum could occur in 2024 pending the securing of financing for the project and installation of additional vessels and equipment within the existing footprint of the refinery complex being utilized for the black mass trial.

From an ESG perspective, Electra’s hydrometallurgical recycling plant is estimated to be five times less carbon intensive than a comparable production facility using a pyrometallurgical process with a similar electricity grid as found in China and four times lower than a similar facility in the state of Michigan. Electra’s proprietary hydrometallurgical process produces less waste and enables the recovery of high value lithium and by-products that pyrometallurgical process cannot recover.

The Iron Creek Project

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho. A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. An updated mineral resources estimate (MRE) was completed in November, 2019 by the company by Ristorcelli and Schlitt.

The unpatented mining claims included within the Iron Creek Project have no expiration date if the annual claim maintenance fees are paid by August 31 of each year. These fees have been paid in full to September 1, 2023. The patents are not subject to annual claim-maintenance fees, but applicable real and immovable property taxes are payable to Lemhi County annually. The total annual land holding costs are estimated to be $92 (US$69). Certain claims within the land package are governed by underlying agreements (Redcastle JV, CAS Option Agreement) which require milestone payments and/or earn in obligations for Electra to maintain their exploration rights on those claims. On January 23, 2023, the Company updated mineral resource for the Iron Creek Project (the “2023 MRE”) as prepared by QPs Martin Perron, P.Eng. and Marc R. Beauvais, P.Eng. of InnovExplo, using all available information. The 2023 MRE includes a new mineral resource estimate based on all drilling conducted through the end of 2022. The new resource was calculated using a net smelter return calculation (NSR) model with assumptions shown in section 14.13 of the technical report. The resulting model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target which has insufficient drilling to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target to evaluate the viability of that target. In 2022, the Company commenced drilling with Titan Drilling out of Elko, Nevada using a track mounted LF-70 operating on two 10 hour shifts each day. The Company completed six holes for 1,674 m. One hole was completed on the east side of the Iron Creek Project to infill between the edge of the resource boundary and the drill intercepts in the 2021 step-out program. The remaining 3 collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

Figure 2. Schematic cross-section of the Iron Creek and Ruby properties using a 100m cutting envelope. Drillholes projected up to 200m into the plain of the section to show relative locations of targeting in 2021 and 2022. IC21-04 and IC21-05 are labeled as reported on May 9, 2022. IC22-02 and IC22-03/3A are labeled as reported on October 5, 2022. IC22-01 and IC22-04 are labeled as reported on December 14th, 2022. Resource outline is based on Ristorcelli and Schmitt (2019) and includes both the indicated and inferred categories. Section has not been updated with the 2023 resource outline.

On December 14, 2022, the Corporation announced the acquisition of a cobalt property (the “CAS Property”) in proximity to the Corporation’s projects in Idaho. The new cobalt property was acquired for $2,034 (US$1,500), payable over 10 years upon completion of specific milestones. The underlying claim owner will retain a 1.5% NSR which can be purchased by Electra for $662 (US$500) within one year of commercial production from the CAS Property.

The Cobalt Camp

On January 31, 2023, the Company completed the sale of the remaining assets of Canadian Cobalt Camp consisting of Keely-Frontier patents which Kuya did not own, as well as their associated asset retirement obligations. To complete the sale, Kuya issued to the Company 3,108,108 shares at a deemed price of $0.37 per share (being the share price equivalent to the VWAP prior to issuance) comprised of 2,702,703 shares as consideration for the $1,000 sale price and an additional 405,405 to settle $150 of payables to the Company. Kuya has also agreed to enter into a royalty agreement with the Company whereby it will grant the Company a two percent royalty on net smelter returns from commercial products derived from the remaining assets. The Company will retain a right of first offer to refine any base metal concentrates produced from the assets at the Company’s Ontario refinery.

EXPLORATION AND EVALUATION ASSETS

The Company is focused on building a North American battery materials supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in March, 2023. The Iron Creek property includes patented and unpatented claims totalling approximately 3,260 hectares as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource.

	Balance December 31, 2022	Acquisition Costs	Impairment Reversal	Reclassification to Held for Sale	Balance June 30, 2023
Iron Creek	$87,693	$-	$-	$-	$87,693
Total	$87,693	$-	$-	$-	$87,693

	Balance December 31, 2021	Acquisition Costs	Impairment Reversal	Reclassification to Held for Sale	Balance December 31, 2022
Iron Creek	$87,661	$32	$-	$-	$87,693
Cobalt Camp, Ontario	-	-	1,338	(1,338)	-
Total	$87,661	$32	$1,338	$(1,338)	$87,693

In 2020, the Company reversed a portion of previously recorded impairment charges relating to the Cobalt Camp because of the announced sale transaction with Kuya related to the Keeley Joint-Venture. These assets were reclassified as held for sale as at December 31, 2020 and the sale transaction was completed during 2021. Similarly, in 2022 the Company entered a purchase option with Kuya to sell the remaining Cobalt Camp patents under the Joint-Venture created in 2020. These assets were classified as held for sale as at December 31, 2022 with the sale completing January 31, 2023.

SUMMARY OF QUARTERLY RESULTS

Key financial information for the three months ended June 30, 2023, as well as the quarters spanning the most recent preceding fiscal years, are summarized as follows, reported in thousands of Canadian dollars except for per share amounts.

	June 30,	March 31,	December 31,	September 30,
	2023	2023	2022	2022
	($)	($)	($)	($)
Financial Position
Current Assets	8,556	14,521	13,518	25,650
Exploration and Evaluation Assets	87,693	87,693	87,693	87,661
Total Assets	198,977	198,766	187,524	170,919
Current Liabilities	24,952	28,556	54,109	8,684
Long-term Liabilties	54,888	63,739	6,906	50,105

Operations
General and administrative	424	900	811	668
Consulting and professional fees	1,647	600	187	1,024
Exploration and evaluation expenditures	276	77	614	1,336
Investor relations and marketing	161	33	203	233
Refinery, engineering and metallurgical studies	335	624	1,381	548
Refinery, permitting and environmental expenses	59	28	64	3
Salary and benefits	1,291	1,328	2,038	722
Share-based payments	326	218	259	285
Total Operating Expenses	4,519	3,808	5,557	4,819
Net Income (Loss)	12,002	(21,803)	10,315	(7,628)
Income (Loss) per Share	0.33	(0.61)	0.31	(0.24)

	June 30,	March 31,	December 31,	September 30,
	2022	2022	2021	2021
	($)	($)	($)	($)
Financial Position
Current Assets	45,601	56,578	61,935	64,930
Exploration and Evaluation Assets	87,661	87,661	87,661	87,539
Total Assets	176,355	171,258	167,611	160,837
Current Liabilities	11,078	6,039	4,708	2,115
Long-term Liabilties	47,094	61,057	62,939	51,749

Operations
General and administrative	377	69	170	162
Consulting and professional fees	932	586	977	2,173
Exploration and evaluation expenditures	1,084	394	2,931	1,212
Investor relations and marketing	318	246	492	109
Refinery, engineering and metallurgical studies	327	93	436	1,797
Refinery, permitting and environmental expenses	33	28	182	299
Salary and benefits	529	624	1,222	606
Share-based payments	304	434	185	189
Total Operating Expenses	3,904	2,474	6,595	6,547
Net Income (Loss)	7,534	2,330	(15,494)	(10,502)
Income (Loss) per Share	0.23	0.08	(0.55)	(0.37)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2023

The following are highlights from the Company’s results of operations for the three months ended June 30, 2023 and 2022:

•	Included in Net Income for three months ended June 30, 2023 are $14,400 of fair value adjustments relating to the 2028 Notes and unrealized derivative financial liability gain. The main driver of the gain was due the decrease in the Company’s share price compared to the value at Q1 2023.
•	Consulting and professional fees expenses were $1,647 for the three months ended June 30, 2023, compared to $932 for the three months ended June 30, 2022. These costs have increased due to higher legal fees relating to financing matters.
•	Salary and benefits were $1,291 for the three months ended March 31, 2023, compared to $529 for the three months ended June 30, 2022. The increase is a result of the higher headcounts at the Toronto office compared to the same period in the prior year.
•	Exploration and evaluation expenditures were $276 for the three months ended June 30, 2023, compared to $1,084 for the three months ended March 31, 2022. The decrease was caused by a reduction in drilling expenses and professional fees related to Iron Creek.
•	Investor relations and marketing expenses were $161 for the three months ended June 30, 2023, compared to $318 for the three months ended June 30, 2022. The decreased costs are due to timing of spending and cost-cutting measures implemented, including reducing the use of third-party vendors by performing more work in-house.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2023

The following are highlights from the Company’s results of operations for the six months ended June 30, 2023 and 2022:

•	Included in Net Loss for six months ended June 30, 2023 are $20,119 of one-time loss relating to accounting adjustments arising from the settlement of 2026 Notes and recognition of 2028 Notes plus $17,931 of fair value adjustments relating to the 2028 Notes and unrealized derivative financial liability gain. The main drivers of these gains were volatility of Company’s share price and decrease in the Company’s share price compared to the value at Q4 2022. Net Income for six months ended June 30, 2022 included an unrealized derivative liability gain of $16,685 related to the decreased fair value on the derivative liability related to the Company’s share price decrease compared to the value at Q4 2021.
•	General and administrative expenses were $1,324 for the six months ended June 30, 2023, compared to $446 for the six months ended June 30, 2022. These costs have increased due to higher head office costs due to the expansion of Toronto office compared to the same period in the prior year.
•	Consulting and professional fees expenses were $2,247 for the six months ended June 30, 2023, compared to $1,518 for the six months ended June 30, 2022. These costs have increased due to higher legal fees relating to financing matters.
•	Salary and benefits were $2,619 for the six months ended June 30, 2023, compared to $1,153 for the six months ended June 30, 2022. The increase is a result of the higher headcounts at the Toronto office compared to the same period in the prior year.
•	Refinery, engineering, and metallurgical studies costs were $959 for the six months ended June 30, 2023, compared to $420 for the six months ended June 30, 2022. Costs in first half of 2023 included approximately $1,121K relating to black mass project. This was offset by $250 received from the Ontario government relating to cost reimbursement of nickel sulfate studies which were completed in 2022.
•	Investor relations and marketing expenses were $194 for the six months ended June 30, 2023, compared to $564 for the six months ended June 30, 2022. The decreased costs are due to timing of spending and cost-cutting measures implemented, including reducing the use of third-party vendors by performing more work.

CAPITAL STRUCTURE

As of the date of this MD&A, the Company has 55,180,527 common shares issued and outstanding, which includes 19,545,454 common shares issued as part of private placement completed on August 11, 2023. In addition, there are outstanding share purchase warrants and stock options for a further 33,724,658 (which includes 19,545,454 warrants issued as part of August 11, 2023 private placement plus 900,000 broker warrants) and 1,136,613 common shares, respectively. The Company currently has 511,180 Deferred Share Units (DSUs), 362,079 Restricted Share Units (RSUs) and 63,889 Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant Date	Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price
United States Dollar denominated warrants
November 15, 2022	November 15, 2025	2,483,150	US$3.10
February 13, 2023	February 13, 2028	10,796,054	US$2.48
Total United States Dollar denominated warrants		13,279,204	US$2.60

Canadian Dollar denominated warrants
August 11, 2023	August 11, 2025	19,545,454	$1.74
August 11, 2023	August 11, 2025	900,000	$1.10
Total Canadian Dollar denominated warrants		20,445,454	$1.71
Total warrants outstanding		33,724,658

The following incentive stock options were outstanding and exercisable at the date of this MD&A:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares Issuable on Exercise	Weighted Average Exercise Price
$2.40	366,320	3.70	$2.40	-	$2.40
$2.52	125,000	0.61	$2.52	104,630	$2.52
$2.61	27,778	2.16	$2.61	27,778	$2.61
$2.88	16,667	0.63	$2.88	16,667	$2.88
$3.21	120,000	3.75	$3.21	-	$3.21
$3.24	55,556	0.65	$3.24	55,556	$3.24
$4.38	30,000	3.98	$4.38	10,000	$4.38
$4.63	19,444	3.90	$4.63	6,481	$4.63
$4.90	40,000	3.94	$4.90	13,333	$4.90
$5.40	187,238	2.97	$5.40	62,413	$5.40
$5.76	19,444	3.76	$5.76	6,481	$5.76
$6.21	29,167	1.86	$6.21	19,444	$6.21
$6.48	94,444	0.50	$6.48	94,444	$6.48
$7.29	5,556	1.64	$7.29	5,556	$7.29

	1,136,614	2.71	$3.74	422,783	$4.38

The following units were outstanding at the date of this MD&A:

Type	Outstanding
Deferred Share Units	511,180
Restricted Share Units	362,079
Performance Share Units	63,889

CAPITAL STRUCTURE, RESOURCES & LIQUIDITY

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. With the settlement of the 2026 Notes and issuances of the 2028 Notes in February 2023, the Company has increased the debt component of its capital structure with a par value of $66,531 (US$50,250) outstanding after an early conversion of $672 (US$500) of notes in February 2023 and $334 (US$250) in April 2023. As of August 10, 2023 the Company had $66,531 (US$50,250) of convertible notes.

On August 11, 2023, subsequent to period-end, the Company completed a private placement for gross proceeds of $21,500 (net proceed of approximately $20,100), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company has issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 10, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $990 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 10, 2025.

In addition to its cash on hand, the Company has previously executed contribution agreements with the Government of Ontario and the Government of Canada for aggregate funding towards the refinery construction of $10,000, of which $4,898 has been received to date. In July 2023, the Company started discussions with both levels of governments to amend the original contribution agreements to have the funding cover black mass recycling since the initial agreement was for funding the refinery construction. Receipt of the balance of $5,102 is subject to completion of due diligence and final approvals of the amendment request, which is expected in the fall of 2023. At the same time, the Company is also in active discussions with both Government of Canada and the Province of Ontario for an additional $10,000 in aggregate funding.

The Company is also actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources to fund the projected Refinery expenditures. The Company will also need working capital funding for the purchase of other consumables before the startup of operations.

Liquidity

In February 2023, the Company closed on the 2028 Notes with a principal balance of US$51,000 and settled the previous 2026 Notes with a principal balance of US$36,000 for a net proceed of US$15,000 ($20,013), before interest payment of $1,656 and transaction costs of $2,275. The 2028 Notes reduced the minimum liquidity balance requirement under the 2026 Notes from US$7,500 to US$2,000. The Company also was required to have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. The Company has received a waiver on this covenant from all indenture holders until August 31, 2023. Management expects the Company will continue to seek additional waivers from the indenture holders prior to expiry but there are no assurances that the indenture holders will accommodate further waivers the Company will seek. If the Company is unable to provide a registration statement and is not successful in obtaining suitable waivers, it would result in an event of default under the bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument. These conditions indicate the existence of a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with minimum liquidity balance covenant of US$2,000.

At June 30, 2023, the Company had cash of $6,228 (December 31, 2022 - $7,952) and marketable securities of $1,167 (December 31, 2022 - $433), compared to accounts payable and accrued liabilities of $19,603 (December 31, 2022 - $20,164). The Company’s cash balance on August 11, 2023 upon completion of private placement was approximately $24,800.

Cash requirements for the Refinery expansion from June 30, 2023, through to the expected completed commissioning are estimated to be significantly higher than the previously estimated. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and will require additional financing in 2023 and 2024 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase the required feedstock as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the 2028 Notes. Failure to remain in compliance with the liquidity terms, in addition to the Company being unable to provide a United States registration statement or obtain suitable waivers, may result in the instrument becoming due before the contractual maturity.

The Company had the following summarized Cash flows:

	Six months ended	Six months ended
	Jun 30,	Jun 30,
	2022	2022
Cash Flows from Operating Activities	(4,997)	(8,803)
Cash Flows from Investing Activities	(13,278)	(13,834)
Cash Flows from Financing Activities	16,488	4,482
Changes in cash during the period	(1,787)	(18,155)
Effect of exchange rates on cash	63	240
Cash - Beginning of the period	7,952	58,626
Cash - End of the period	6,228	40,711

Cash used in operating activities was $4,997 during the six months ended June 30, 2023, compared to $8,803 used in operating activities during the six months ended June 30, 2022. The decrease in cash used in operating activities was driven primarily by HST refunds being received during Q2 2023.

Cash used in investing activities was $13,278 during the six months ended June 30, 2023, compared to cash out flows from investing activities of $13,834 during the six months ended June 30, 2022. The cash outflow from investing activities relate to prepayments of solvent extraction and crystalizing equipment, the construction of the solvent extraction facility and installation of related equipment as well as general construction costs and advancement of the cobalt crystallizer unit and facility which will be utilized in the expanded Refinery.

Cash flows provided by financing activities were $16,488 during the six months ended June 30, 2023 compared to the $4,482 from financing activities during the six months ended June 30, 2022. The change was primarily driven by net proceeds from 2028 Notes, which was completed on February 13, 2023.

There can be no assurances that the Company will be successful in obtaining other sources of funding; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

COMMITMENTS

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements. The Company had the following commitments as of June 30, 2023:

	2023	2024	2025	2026	Thereafter	Total
Purchase commitments	$3,479	$-	$-	$-	$-	$3,479
Convertible notes payments [1]	3,783	6,262	6,064	6,064	74,261	96,434
Government loan payments	-	1,032	1,032	1,032	1,887	4,983
Royalty payments[2]	-	-	-	699	948	1,647

Total	$7,262	$7,294	$7,096	$7,795	$77,096	$106,543

1 The figures in the above table are as of June 30, 2023 as reported in the notes to the condensed interim consolidated financial statements. Convertible notes payments amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. As discussed above, 2026 Notes were cancelled and replaced with 2028 Notes in February 2023.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $1,869 has been recorded, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF) as financial assurance.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

Key Management Personnel Compensation

During the three months ended June 30, 2023 and 2022, the Company paid and/or accrued the following fees to management personnel and directors:

	June 30, 2023	June 30, 2022
Management	$995	$708
Directors	54	124

	$1,049	$832

During the six months ended June 30, 2023, the Company had share-based payments made to management and directors of $739 (June 30, 2022 - $449).

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels.

The hierarchy is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 fair value measurements are those derived from inputs that are unobservable inputs for the asset or liability.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial Assets and Liabilities

The Company’s fair values of financial assets and liabilities were as follows:

	Carrying Value		June 30, 2023
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Cash and cash equivalents	$-	$6,228	$-	$-	$-	$6,228
Receivables	-	761	-	-	-	761
Marketable securities	1,167	-	1,167	-	-	1,167

	$1,167	$6,989	$1,167	$-	$-	$8,156
Liabilities:
Accounts payable and accrued liabilities	$-	$19,603	$-	$-	$-	$19,603
Long-term government loan payable	-	4,159	-	-	-	4,159
Convertible notes payable [1]	45,311	-	-	-	45,311	45,311
Warrants – Convertible Notes [1]	5,163	-	-	-	5,163	5,163
Royalty – Note 10 [1]	-	2,363	-	-	2,363	2,363
Other financial derivative liability	186	-	-	-	186	186

	$50,660	$26,125	$-	$-	$53,023	$76,785

1 Components of 2028 Notes Payable.

The level 3 liabilities consist of convertible notes and the US Dollar denominated warrants.

Convertible Notes Payable

For the convertible notes payable designated at fair value through profit or loss, the valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, an equity component (i.e., the conversion option) and a debt component, each with different risk. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the convertible notes payable is included in Level 3.

The fair value of the convertible note payable has been estimated based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 56%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $3,149 or a decrease of $3,155 to the fair value of the convertible note payable. The Company used a credit spread of 28.2%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be a decrease of $3,603 or an increase of $4,245 to the fair value of convertible note payable.

Warrants – Convertible Notes

The Warrants issued in a foreign currency and accounted for at fair value through profit or loss are valued using a Monte Carlo Simulation Model to better model the variability in exercise date. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The fair value of the Warrants has been estimated using a significant unobservable input which is equity volatility. The Company used an equity volatility of 56%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $542 or a decrease of $735 to the fair value of the Warrants.

Royalty

The fair value of the Royalty has been estimated at inception using a discounted cash flow model. The key inputs in the valuation include the discount rate and cash flows estimates of future operating and gross revenues. As there are significant unobservable inputs used in the valuation, the Royalty is included in Level 3. A 10% increase or decrease in revenues would directly correspond to a similar percentage change in royalty payments.

Other Financial Derivative Liability

The fair value adjustment on embedded derivative (US Warrant) issued in foreign currency as at June 30, 2023 was $188 (December 31, 2022 - $1,271) and is accounted for at FVTPL. The valuation of warrants where the strike price is in US dollar and the warrants can be exercised at a time prior to expiry, the Company uses a Monte Carlo Simulation Model to better model the variability in exercise dates. The key inputs in the valuation include risk-free rates and equity volatility. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

The Company used an equity volatility of 53.63% (December 31, 2022 – 62.85%). If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $128 (December 31, 2022 - $163) or a decrease of $109 (December 31, 2022 - $366) to the fair value of the embedded derivative.

RISK AND RISK MANAGEMENT

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Starting in 2024 repayment of the interest-free Government loan will begin in 19 equal installments. The Company is subject to a minimum cash balance requirement of US $2,000. Failure to provide a United States registration statement by May 15, 2023 is considered an event of default under the 2028 bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument. Although the Company has received a waiver on this covenant from all indenture holders until August 31, 2023 and will continue to seek additional waivers, there are no assurances that the indenture holders will accommodate further waivers the Company will seek.

At June 30, 2023, the Company had cash of $6,228 (December 31, 2022 - $7,952) and marketable securities of $1,167 (December 31, 2022 - $433), compared to accounts payable and accrued liabilities of $19,603 (December 31, 2022 - $20,164). The Company’s cash balance on August 11, 2023 upon completion of private placement was approximately $24,800.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s debt with Glencore was extinguished during 2021 and the Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at June 30, 2023.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s 2028 Notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible notes. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered foreign exchange contracts to hedge against gains or losses from foreign exchange.

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, the Company will require additional financing in 2023 and 2024 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required feedstock as the Refinery enters its operating phase and remain in compliance with minimum liquidity covenant under the 2028 Notes. The Company also was required to have a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture by May 15, 2023. The Company has received a waiver on this covenant from all indenture holders until August 31, 2023. Management expects the Company will continue to seek additional waivers from the indenture holders prior to expiry but there are no assurances that the indenture holders will accommodate further waivers the Company will seek. If the Company is unable to provide a registration statement and is not successful in obtaining suitable waivers, it would result in an event of default under the bond and warrant indenture which provides the indenture holders the right to demand repayment of the instrument. The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. These represent material uncertainties that casts substantial doubt on the Company’s ability to continue as a going concern. Financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

These going concern risk factors are discussed further in Note 1 of the financial statements.

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives. The completion of the Refinery project is dependent on additional financing.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

Ability to meet Debt Service Obligations

The Company has debt obligations under the 2028 Notes, which include ongoing coupon payments and payment of principal at maturity. In the event, that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the 2028 Notes, which include minimum liquidity of US$2,000 and having a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company expects to compete in the burgeoning North American Critical Minerals Industry with the completion of the Cobalt Sulfate refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Additional information on risks and uncertainties relating to Electra’s business is provided in Electra’s Annual Information Form dated April 4, 2023 under the heading “Risk Factors”.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

Areas requiring a significant degree of judgment relate to the recoverability and measurement of deferred tax assets and liabilities, the ability to continue as a going concern and the capitalization of development costs. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation or judgement that have the most significant effect on the amounts recognized in the Company’s condensed interim consolidated financial statements are as follows:

•	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

•	Financial Derivative Liability

The Financial Derivative Liability values relating to convertible note and US dollar denominated warrants involve significant estimation. The fair value of financial derivative liability was determined at inception and is reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of the financial derivative liability are risk free rate, the Company’s share price, equity volatility, and credit spread.

•	Environmental rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant estimations must be made when determining such reclamation and closure activities and measures required and potentially required.

•	Refinery Asset

The net carrying value of the Refinery asset is reviewed regularly for conditions that suggest potential indications of impairment. The review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the technological, market, economic or legal environment in which the entity operates; and internal indicators that the economic performance of the asset will be worse than expected.

The assessment of fair values, including those of the CGUs for purposes of testing for impairment of the refinery for potential impairment, require the use of estimates and assumptions for future operating performance and capital requirements, as well as future long-term commodity prices, discount rates, earnings multiple and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

•	Convertible Notes

The valuation of Convertible Notes Payable and Warrants relating to the Convertible Note Arrangement are carried at fair values and involves significant estimation. The fair values were determined at inception and are reviewed and adjusted on a quarterly basis or when conversions take place. Factors considered in the fair value of these components are risk free rate, the Company’s share price, equity volatility and credit spread.

FUTURE CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

Future changes in accounting policies and initial adoption are disclosed in Note 3 of the financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. From the second quarter 2022, up to and including this disclosure, Management concluded that internal control over financial reporting was not designed effectively as of June 30, 2023, due to material weaknesses in Internal Control over Financial Reporting (ICFR).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely basis. Management has identified the following material weaknesses:

•	An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge about the design, implementation, and operation of ICFR and inadequate IT tools and resources to ensure the relevance, timeliness and quality of information used in control activities.
•	Management has not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its ICFR.
•	Control deficiencies in the procurement, payment and receiving processes resulting from a lack of formal processes to ensure adherence to the Company’s delegation of authority policy, inconsistent matching of receipts to goods and services to supporting documentation and inconsistent receiving processes affecting the timing of recognition of assets and liabilities at the Company’s refinery project.

As a consequence of the above, the Company had ineffective control activities related to the design of process level and financial statement close controls which had a pervasive impact on the Company's ICFR. Management began hiring several qualified staff and began to rectify segregation issues in the third quarter of 2022 but have also experienced several staffing turnover in the finance department during the second quarter of 2023, including the Company’s Chief Financial Officer. Management intends to continue to further these efforts and are working towards designing processes for monitoring controls.

Other than those listed above, there have been no changes in the Company’s internal control over financial reporting during the 3 and 6 months ended June 30, 2023, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure Controls and Procedures (DCP) have not been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. As disclosed in the previous quarter, the Company’s President and Chief Executive Officer and Chief Financial Officer note similar weaknesses in the disclosure controls and procedures as in the ICFR. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that because of the material weaknesses in our ICFR described above our DCP were not designed effectively at June 30, 2023.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

NON-GAAP FINANCIAL MEASURES

This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically, EBITDA which is a non-GAAP financial measure. Management believes that the use of this measure assists analysts, investors, and other stakeholders of the Company in understanding and assessing operating performance and for planning and forecasting future operating periods. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

EBITDA is calculated as the Company’s Income (Loss) before taxes and adding back the impacts of interest expense, depreciation, and amortization. EBITDA is a non-GAAP financial measure and can be reconciled as follows for the three months ended June 30, 2023:

	Six months ended June 30, 2023
	Refinery	Corporate and Other	Total
Loss before taxes	$(2,360)	$(7,616)	$(9,976)
Add back (remove):
Interest income	-	(122)	(122)
Depreciation expense	-	30	30
EBITDA	$(2,360)	$(7,708)	$(10,068)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates, opinions, or other factors should change except as required by law.

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

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